SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 9, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

(1)	The Press Release issued on February 9, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: February 9, 2012

PRESS RELEASE

9 February 2012

ING posts 2011 underlying net profit of EUR 3,675 million

•

ING Group’s full-year 2011 net result was EUR 5,766 million, or EUR 1.52 per share, including divestments, discontinued operations and special items. The 4Q11 underlying net result was EUR -516 million. The 4Q11 net result was EUR 1,186 million, or EUR 0.31 per share.

•

Bank underlying result before tax came in at EUR 793 million in 4Q11, including EUR 79 million of realised losses from selective de-risking at ING Direct and EUR 133 million of re-impairments on Greek government bonds. Despite pressure on savings margins, the net interest margin rose to 1.42% from 1.37% in 3Q11. Risk costs were EUR 530 million, or 65 bps of average RWA, mainly reflecting higher losses on mid-corporate and SME lending in the Benelux.

•

Insurance underlying loss before tax was EUR 1,348 million in 4Q11, mainly reflecting the previously announced charge for the US Closed Block VA assumption changes, as well as losses on hedges in place to protect regulatory capital. The operating result rose 20.4% from 4Q10 to EUR 478 million driven by a higher investment margin, a decline in expenses and lower interest costs. The investment spread rose to 106 bps fuelled primarily by the Benelux.

•

Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the Dutch State, the Executive Board will not propose to pay a dividend over 2011 at the annual General Meeting in May 2012.

Chairman’s Statement

“The economic environment became more challenging in the fourth quarter of 2011. The financial crisis spread further into the real economy, and uncertainty around the European sovereign debt crisis continued to erode confidence and amplify market volatility. Despite this challenging backdrop and its inevitable impact on results, ING posted 15.1% higher full-year underlying earnings in 2011 compared with 2010,” said Jan Hommen, CEO of ING Group.

“During the fourth quarter, income at the Bank was affected by losses related to further de-risking of the investment portfolio, as well as re-impairments on Greek government bonds and other market impacts. However, commercial performance remained robust. Funds entrusted grew by EUR 8.1 billion, underscoring the strong deposit-gathering ability of our franchise amid continued competition for savings in our home markets. Our strong funding profile enabled ING Bank to continue to support customers’ financing needs. The capital position of the Bank remained strong, with the core Tier 1 ratio stable at 9.6% after absorbing the impact of higher capital requirements under CRD III which came into effect at year-end. As the economic recovery is expected to remain weak in 2012, we will continue to take a prudent approach to risk, capital and funding while working towards our Ambition 2015 targets.”

“Our Insurance results were severely impacted by the update to policyholder behaviour assumptions on the US Closed Block VA, as announced in December, as well as losses on hedges in place to protect regulatory capital given the ongoing market turmoil. These factors led to a fourth-quarter loss on an underlying basis. However, operating results were up 20.4% from a year ago, demonstrating cost discipline and strong progress on performance improvement programmes. Significant milestones in the restructuring process were achieved in 2011, including the sale of Insurance Latin America and the completion of the legal and operational separation of Insurance US, Europe and Asia. In 2012, we will continue to focus on improving returns while preparing these businesses for stand-alone futures.”

Key Figures

	4Q2011	4Q2010[1]	Change	3Q2011	Change	FY2011	FY2010[1]	Change
ING Group key figures (in EUR million)
Underlying result before tax	-555	554	-200.2%	1,593	-134.8%	5,055	4,666	8.3%
Underlying net result	-516	252	-304.9%	1,262	-140.9%	3,675	3,192	15.1%
Net result	1,186	130	811.7%	1,692	-29.9%	5,766	2,810	105.2%
Net result per share (in EUR)[2]	0.31	0.03	933.3%	0.45	-31.1%	1.52	0.74	105.4%
Total assets (end of period, in EUR billion)				1,282	-0.2%	1,279	1,247	2.6%
Shareholders’ equity (end of period, in EUR billion)				45	4.8%	47	41	14.1%
Underlying return on equity based on IFRS-EU equity	-4.5%	2.4%		11.9%		8.7%	8.1%
Banking key figures
Underlying result before tax (in EUR million)	793	1,428	-44.5%	1,031	-23.1%	4,740	5,738	-17.4%
Interest margin	1.42%	1.47%		1.37%		1.41%	1.42%
Underlying cost/income ratio	64.3%	57.1%		61.3%		59.6%	55.5%
Underlying risk costs in bp of average RWA	65	51		55		52	53
Core Tier 1 ratio				9.6%		9.6%	9.6%
Underlying return on equity based on IFRS-EU equity	6.8%	13.1%		8.3%		10.0%	12.9%
Insurance key figures
Underlying result before tax (in EUR million)	-1,348	-873		563	-339.4%	314	-1,072
Operating result (in EUR million)	478	397	20.4%	527	-9.3%	2,205	1,558	41.5%
Investment margin / life general account assets (in bps)[3]	106	90		103
Administrative expenses / operating income (Life & ING IM)	41.8%	43.4%		40.5%		39.8%	43.7%
Underlying return on equity based on IFRS-EU equity[4]	-19.1%	-16.7%		10.9%		1.4%	-5.1%

The footnotes relating to 1-4 can be found on page 14 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

Operating conditions were challenging in 2011, as financial markets continued to be volatile and the macroeconomic environment deteriorated further in the second half of the year. The prolonged weakness of the economic recovery and its impact on local and capital markets were especially prominent in the fourth quarter. Despite this difficult context, ING Group’s full-year results improved compared with 2010. Underlying net profit for 2011 was EUR 3,675 million, up from EUR 3,192 million a year earlier.

For the fourth quarter of 2011, ING Group posted an underlying net loss of EUR 516 million, reflecting lower results at the Bank and a loss at Insurance mainly due to the charge for the previously announced US Closed Block VA assumption changes, as well as hedge losses. ING Group’s quarterly net profit was EUR 1,186 million, supported by gains from divestments and from the liability management transactions executed in December 2011.

ING Bank recorded a fourth-quarter underlying profit before tax of EUR 793 million compared with EUR 1,428 million a year ago and EUR 1,031 million in the third quarter of 2011. Results were down substantially from both prior periods reflecting EUR 214 million of impairments on debt and equity securities (of which EUR 133 million was re-impairments on Greek government bonds), EUR 79 million of realised losses from selective de-risking at ING Direct, and higher risk costs. The net interest margin was 1.42%, up five basis points from the previous quarter—primarily due to a recovery in Financial Markets—but down five basis points relative to a year ago. Expenses declined from the fourth quarter of 2010, but rose from third-quarter levels.

Although competition for savings increased in the fourth quarter, ING Bank continued to show strong deposit growth with funds entrusted rising by EUR 8.1 billion (excluding currency impacts). The net inflow of funds entrusted at Retail Banking was EUR 5.6 billion, of which EUR 3.2 billion was at ING Direct and EUR 2.5 billion at Retail Netherlands, supported by year-end campaigns. Commercial Banking reported a EUR 2.6 billion net increase in funds entrusted.

Residential mortgage net production was EUR 3.9 billion, driven primarily by ING Direct. The moderate growth was consistent with low market demand, as well as ING’s policy to selectively grow this lending class while maintaining pricing discipline. The overall demand for other lending remained subdued given the challenging macroeconomic environment. As a result, other lending showed a EUR 4.0 billion net decrease as a EUR 4.8 billion decline at Commercial Banking was only partly offset by EUR 0.8 billion of net growth in Retail Banking.

The operating result of ING Insurance improved year-on-year, rising 20.4% to EUR 478 million on a higher investment margin, lower interest expenses, and lower administrative expenses due to a non-recurring expense reduction in the US. Compared with the third quarter of 2011, the operating result was down 9.3%, primarily due to lower fees and premium-based revenues.

The fourth-quarter underlying result before tax of Insurance was EUR -1,348 million. The loss was due mainly to the EUR 1,099 million charge for the US Closed Block VA assumption changes announced in December 2011, as well as EUR 348 million of losses on hedges focused on protecting regulatory capital in the Benelux and the US.

Insurance sales (APE) rose 3.0% year-on-year, or 4.6% on a constant currency basis, driven by growth in Asia/Pacific, Central and Rest of Europe, and the Benelux. On a sequential basis, APE at ING Insurance was 0.6% lower, or down 3.1% excluding currency effects, primarily due to seasonally lower sales in Asia/Pacific.

ING Group’s quarterly net profit was EUR 1,186 million compared with EUR 130 million in the fourth quarter of 2010 and EUR 1,692 million in the third quarter. The fourth-quarter underlying effective tax rate was 12.4%.

Fourth-quarter net results included EUR 1,288 million of gains on divestments, of which EUR 995 million was attributable to the Latin American Insurance businesses and EUR 265 million to the sale of Real Estate Investment Management in Europe and Asia. Net results from divested units and discontinued operations totalled EUR 10 million. Special items after tax amounted to a gain of EUR 403 million. The EUR 718 million gain from the liability management transaction executed in December 2011 was partially offset by costs for various restructuring programmes, including EUR -118 million for the Retail Netherlands change programme (announced in November 2011) and EUR -67 million for strategic repositioning initiatives at Commercial Banking. After-tax separation and IPO preparation costs were EUR 85 million in the quarter and EUR 202 million for the full-year 2011, well within the previously announced amount of EUR 250 million after tax.

The quarterly net profit per share for ING Group was EUR 0.31 compared with EUR 0.03 in the fourth quarter of 2010 and EUR 0.45 in the third quarter. The average number of shares used to calculate earnings per share over the fourth quarter was 3,784 million, unchanged from the third quarter. The Group’s underlying net return on IFRS-EU equity was 8.7% for the full-year 2011.

2	ING GROUP PRESS RELEASE 4Q2011

BANKING

Banking key figures

	4Q2011	4Q2010	Change	3Q2011	Change	FY2011	FY2010	Change
Profit and loss data (in EUR million)
Underlying interest result	3,449	3,539	-2.5%	3,318	3.9%	13,562	13,555	0.1%
Underlying income	3,704	4,288	-13.6%	3,792	-2.3%	15,855	16,816	-5.7%
Underlying operating expenses	2,381	2,450	-2.8%	2,325	2.4%	9,447	9,336	1.2%
Underlying addition to loan loss provision	530	410	29.3%	437	21.3%	1,667	1,742	-4.3%
Underlying result before tax	793	1,428	-44.5%	1,031	-23.1%	4,740	5,738	-17.4%

Key figures
Interest margin	1.42%	1.47%		1.37%		1.41%	1.42%
Underlying cost/income ratio	64.3%	57.1%		61.3%		59.6%	55.5%
Underlying risk costs in bp of average RWA	65	51		55		52	53
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				320	3.4%	330	319	3.7%
Underlying return on equity based on IFRS equity[1]	6.8%	13.1%		8.3%		10.0%	12.9%
Underlying return on equity based on 10% core Tier 1[2]	7.4%	14.0%		9.0%		10.9%	13.1%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 10% core tier 1 ratio.

The fourth quarter of 2011 was marked by a deepening of the European sovereign debt crisis, ongoing financial market volatility and negative sentiment for the short-term economic outlook. These challenging conditions inevitably impacted the Bank’s results. Although the net interest margin rose on a sequential basis to 1.42%, pressure on interest results remained, particularly on savings. Risk costs increased both year-on-year and from the third quarter, reflecting the uneven economic recovery. Investment income was also adversely affected by the difficult environment, leading to negative market impacts including re-impairments on Greek government bonds. The total Greek government bond portfolio has now been written down by almost 80%.

Total underlying income fell 13.6% compared with the fourth quarter of 2010 to EUR 3,704 million. The decline was primarily caused by EUR 133 million of re-impairments on Greek government bonds, EUR 81 million of impairments on other debt and equity securities, as well as EUR 79 million of realised losses from selective de-risking at ING Direct. The fourth quarter of 2010 included EUR 30 million of impairments next to a EUR 189 million capital gain on the sale of an equity stake in Fubon Financial Holding. Excluding the aforementioned items, income declined by 3.2% versus the fourth quarter of 2010. Compared with the third quarter of 2011, total income was 2.3% lower.

The interest result decreased 2.5% from the fourth quarter of 2010, but it rose 3.9% from the third quarter of 2011. The increase was largely due to higher net interest income in Financial Markets, which fuelled a five basis-point widening of the total interest margin to 1.42%. Nevertheless, margins remained under pressure as wholesale funding costs and deposit rates increased. In the Benelux, the pressure on savings margins was especially prominent in the Netherlands; however, this was partly compensated by higher margins on lending. ING Direct’s total interest margin declined versus the third quarter, reflecting margin compression in most countries stemming from the low interest rate environment and increased competition. Margins in the Commercial Banking lending books improved slightly on the previous quarter.

Underlying operating expenses were 2.8% lower than in the fourth quarter of 2010. In addition to stringent cost control, the decline also reflected lower deposit insurance premiums, IT expenditures and performance-related personnel expenses. These factors more than offset a modest year-on-year increase in staff costs and impairments on software and goodwill. The impairments, combined with

ING GROUP PRESS RELEASE 4Q2011	3

higher marketing costs from year-end campaigns in several countries, lifted operating expenses 2.4% from the third quarter of 2011. The fourth-quarter underlying cost/income ratio was 64.3%, or 58.2% excluding market impacts.

Additions to loan loss provisions rose compared with both the third quarter of 2011 and the fourth quarter of 2010. The 21.3% increase from the third quarter was mainly attributable to higher additions for the mid-corporate and SME segments in the Benelux, as well as some specific files in General Lending. At Commercial Banking, risk costs rose mainly because of these specific files, but they were lower in Structured Finance. Risk costs at ING Direct declined, mainly in Germany and the US. Total risk costs in the fourth quarter rose to 65 basis points of average risk-weighted assets versus 55 basis points in the third quarter of 2011 and 51 basis points in the fourth quarter of 2010. For the full year, underlying risk costs were 52 basis points of average risk-weighted assets, one basis point below the level observed in 2010. Excluding ING Direct USA, which is pending divestment, fourth-quarter 2011 risk costs were 61 basis points of average risk-weighted assets. Given the uncertain economic environment, ING Bank expects additions to loan loss provisions to remain elevated at around similar levels for the coming quarters.

Retail Baking’s underlying result before tax declined 40.9% from a year earlier to EUR 473 million. The interest result was 4.9% lower than in the fourth quarter of 2010, mostly due to lower interest results in the Netherlands caused by margin pressure on both lending and savings. Some margin pressure was also observed in most ING Direct countries. Investment income deteriorated, mainly reflecting EUR 100 million of re-impairments on Greek government bonds and EUR 49 million of impairments on US RMBS at ING Direct. Other income was negative, largely because of losses from selective de-risking at ING Direct and from a EUR -45 million adjustment in the valuation of derivatives related to the German mortgage book. Risk costs rose both year-on-year and sequentially, primarily reflecting higher provisioning for the mid-corporate and SME segments in the Benelux. Additionally, when compared with the third quarter, risk costs for the Dutch mortgage portfolio were somewhat higher in the fourth quarter of 2011. Operating expenses declined 2.1% from the fourth quarter of 2010 but rose 4.5% from the previous quarter due to higher marketing expenses. Compared with the third quarter of 2011, Retail Baking’s underlying result before tax fell 41.2%.

The underlying result before tax of Commercial Banking excluding ING Real Estate was EUR 426 million, down 18.1% from the fourth quarter of 2010. This was primarily due to higher risk costs for increased provisioning in Structured Finance, General Lending, and Leasing and Factoring. Income decreased 5.0%, mainly due to lower commission income in Structured Finance from a decline in new transactions, and lower income in Other Products. The interest result was flat compared with the fourth quarter of 2010. Expenses declined year-on-year, reflecting lower accruals for performance-related costs. Compared with the third quarter of 2011, the underlying profit before tax more than doubled, supported by the strong recovery of Financial Markets income and lower impairments on Greek government bonds.

ING Real Estate recorded an underlying loss before tax of EUR 50 million compared to a profit in the four preceding quarters. The fourth-quarter loss was mainly caused by negative revaluations, partly related to the sale of investments in line with ING’s strategy to reduce the investment portfolio, and higher loan loss provisions in Real Estate Finance, mainly in the Netherlands and Spain.

Corporate Line Banking’s underlying result before tax was EUR -56 million compared to EUR 59 million in the fourth quarter of 2010. The decline was mainly attributable to the EUR 189 million capital gain on the sale of the equity stake in Fubon Financial Holding in the fourth quarter of 2010.

The net result of the Bank was EUR 1,253 million including EUR 265 million of net gains on the divestments of ING Real Estate Investment Management Europe and Asia, as well as EUR -19 million of operating results from these divested units. Special items after tax totalled EUR 428 million and consisted of EUR 647 million of net gains on the liability management transaction completed in December 2011 and EUR -218 million related to strategic change programmes in Retail Netherlands and Commercial Banking. Special items also included additional costs for the merger of the Dutch retail activities, the Belgian transformation programme and costs related to the separation of Banking and Insurance.

The full-year 2011 underlying return on IFRS-EU equity was 10.0% compared with 12.9% in 2010. Impairments on Greek government bonds recorded in 2011 accounted for 1.2 percentage points of the year-on-year decline. The Ambition 2015 target for return on IFRS-EU equity is 10-13%. ING Bank’s full-year 2011 underlying return on equity, based on a 10% core Tier 1 ratio, was 10.9%.

4	ING GROUP PRESS RELEASE 4Q2011

INSURANCE

Insurance key figures1

	4Q2011	4Q2010[1]	Change	3Q2011	Change	FY2011	FY2010[1]	Change
Margin analysis (in EUR million)
Investment margin	440	381	15.5%	451	-2.4%	1,739	1,405	23.8%
Fees and premium-based revenues	1,103	1,139	-3.2%	1,141	-3.3%	4,583	4,415	3.8%
Technical margin	171	199	-14.1%	136	25.7%	762	754	1.1%
Income non-modelled life business	20	37	-45.9%	19	5.3%	89	136	-34.6%

Life & ING IM operating income	1,734	1,755	-1.2%	1,747	-0.7%	7,173	6,709	6.9%

Administrative expenses	725	762	-4.9%	707	2.5%	2,857	2,933	-2.6%
DAC amortisation and trail commissions	483	489	-1.2%	475	1.7%	1,898	1,753	8.3%

Life & ING IM operating expenses	1,208	1,251	-3.4%	1,182	2.2%	4,755	4,686	1.5%

Life & ING IM operating result	526	504	4.4%	565	-6.9%	2,418	2,023	19.5%

Non-life operating result	39	50	-22.0%	39		188	168	11.9%
Corporate line operating result	-88	-157		-77		-401	-633

Operating result	478	397	20.4%	527	-9.3%	2,205	1,558	41.5%

Non-operating items	-1,827	-1,271		36		-1,892	-2,630

Underlying result before tax	-1,348	-873		563	-339.4%	314	-1,072

Key figures
Administrative expenses / operating income (Life & ING IM)	41.8%	43.4%		40.5%		39.8%	43.7%
Life general account assets (end of period, in EUR billion)				171	2.3%	175	162	8.0%
Investment margin / life general account assets[2] (in bps)	106	90		103
ING IM Assets under Management (end of period, in EUR billion)				309	4.2%	322	310	3.9%
Underlying return on equity based on IFRS-EU equity[3]	-19.1%	-16.7%		10.9%		1.4%	-5.1%

[1]

The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[2]	Four-quarter rolling average
[3]	Annualised underlying net result divided by average IFRS-EU equity. (The 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt.)

The fourth-quarter underlying result before tax at Insurance was severely impacted by the EUR 1,099 million charge for assumption changes in the US Closed Block VA. The underlying result also reflects EUR 348 million of losses on hedges focused on protecting regulatory capital amid volatile financial markets. The operating result was EUR 478 million, up 20.4% from the fourth quarter of 2010 due to a higher investment margin, lower administrative expenses and lower interest costs. Compared with the third quarter of 2011, the operating result declined 9.3%, mainly due to lower fees and premium-based revenues and slightly higher administrative expenses.

The operating result from Life Insurance and Investment Management rose 4.4% from the fourth quarter of 2010 to EUR 526 million. This increase was driven by a higher investment margin and lower expenses. Compared with the third quarter of 2011, the operating result declined 6.9%, mainly due to lower fees and premium-based revenues and despite an increase in the technical margin.

The investment margin climbed 15.5% from the fourth quarter of 2010 to EUR 440 million, attributable to higher results from real estate investments and lower profit sharing in the Benelux. The fourth quarter of 2010 also contained negative non-recurring items which lowered the investment margin in that quarter. These factors, in combination with the beneficial impact of reinvestments in the first half of 2011 and higher dividend income received compared to 2010, lifted the four-quarter rolling average investment spread to 106 basis points. On a sequential basis, the investment margin declined 2.4%, mainly reflecting de-risking actions in the Benelux and lower dividend income from private equity and real estate. In 2012, the investment spread is expected to decline gradually, reflecting lower yields on bonds resulting from de-risking actions mainly effected in the second half of 2011.

Fees and premium-based revenues declined 3.2% from the fourth quarter of 2010. In the US Closed Block VA, fees and premium-based revenues declined reflecting lower assets under management and higher hedging and reserve costs, and in Central and Rest of Europe they were lower due to pension fund regulatory changes in Poland and Hungary. In Asia/Pacific, fees and premium-based revenues rose on sales growth in Japan, Hong Kong and Korea. Compared with

ING GROUP PRESS RELEASE 4Q2011	5

the third quarter of 2011, fees and premium-based revenues were 3.3% lower, mainly due to the US Closed Block VA and the Benelux.

The technical margin was EUR 171 million, compared with EUR 199 million in the fourth quarter of 2010. The decline was primarily caused by lower results in the Benelux and the US, which were partially offset by higher results in the US Closed Block VA and Asia/Pacific. The technical margin increased by EUR 35 million, or 25.7%, from the third quarter of 2011. This was largely due to improved mortality and morbidity results in Japan and Korea. Furthermore, the previous quarter included an addition to guarantee provisions in the Benelux.

Life Insurance and Investment Management administrative expenses declined 4.9% year-on-year to EUR 725 million, reflecting ongoing cost control and the positive impact of non-recurring expense items. The primary non-recurring item was a EUR 45 million expense reduction in the US stemming from a change to ING’s US employee pension plan. This more than offset the one-time provision for executing a compensation programme for customers with unit-linked products in the Benelux, as well as higher project costs in Central and Rest of Europe and Asia/Pacific. Compared with the third quarter of 2011, expenses rose 2.5%, or 0.7% excluding currency effects.

The non-life operating result of ING Insurance was EUR 39 million, compared with EUR 50 million in the fourth quarter of 2010. The decrease was primarily caused by higher claims in Disability & Accident in the Benelux. The non-life operating result was flat versus the previous quarter.

The Corporate Line operating result improved to EUR -88 million from EUR -157 million a year ago. This was mainly due to lower interest payments on hybrids since December 2010 and the discontinuation of Group core debt expense allocation to Insurance as from 1 January 2011.

Insurance posted a fourth-quarter underlying loss before tax of EUR 1,348 million. The quarterly loss was primarily due to the change in policyholder behaviour assumptions in the US Closed Block VA as well as losses on hedges focused on protecting regulatory capital.

Gains/losses and impairments on investments were EUR 16 million. The result for the current quarter includes EUR 179 million of capital gains and losses on the sale of debt securities and public equity in Europe and commercial mortgage-backed securities in the US, both resulting from de-risking and other investment portfolio management actions to protect regulatory capital. Greek government bonds were re-impaired by EUR 66 million and equity impairments were EUR 65 million in the quarter. The total Greek government bond portfolio has now been written down by almost 80%.

Revaluations were EUR -282 million, of which EUR -182 million was a loss on equity options put in place to protect regulatory capital and EUR -65 million was caused by revaluations on private equity and alternative assets.

Market and other impacts amounted to EUR -1,561 million, including the previously announced EUR 1,099 million charge for the US Closed Block VA actuarial assumption changes. The assumptions were updated for lapses, mortality, annuitisation and utilisation rates, with the most significant revision coming from the adjustments of lapse assumptions. The impact of the assumption adjustments includes a charge to restore the reserve adequacy to the 50% confidence level for the US Closed Block VA. Market and other impacts also included EUR 258 million of hedge losses (net of reserve changes) in the US Closed Block VA, and a EUR -247 million change in the provision for separate account pension contracts (net of hedging) in the Benelux.

The fourth-quarter net result of ING Insurance was EUR -68 million, including the EUR 995 million gain on the sale of the Latin American pension, life insurance and investment management operations, the EUR 26 million gain on the sale of Investment Management Australia, and a EUR 29 million net result from discontinued operations in Latin America. Special items after tax totalled EUR -25 million and mainly included costs related to restructuring programmes and separation expenses, as well as the EUR 71 million profit from the liability management transaction executed in December 2011.

Insurance sales (APE) rose 3.0% year-on-year, or 4.6% at constant currencies. Sales in Asia/Pacific were up 10.9%, driven by Japan, Malaysia, Hong Kong and China. In Central and Rest of Europe, APE grew 14.8%, partly due to higher life sales in Hungary. In the Benelux, APE rose 14.1% on higher corporate pension sales. At Insurance US, APE declined, reflecting lower Stable Value and Fixed Annuity sales, while Full Service Retirement Plans and Individual Life product sales rose. On a sequential basis, Insurance sales were down 0.6%, or 3.1% excluding currency impacts.

6	ING GROUP PRESS RELEASE 4Q2011

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance sheet and capital management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	31 Dec. 11	30 Sept. 11	31 Dec. 11	30 Sept. 11	31 Dec. 11	30 Sept. 11	31 Dec. 11	30 Sept. 11
Balance sheet data
Financial assets at fair value through P&L	262,722	270,177	136,089	150,503	126,873	119,893	-240	-219
Investments	216,503	214,894	83,802	85,984	132,700	128,910
Loans and advances to customers	602,525	597,083	577,570	573,698	32,928	32,093	-7,973	-8,708
Assets held for sale	62,483	61,955	62,483	59,159		2,796
Other assets	134,955	138,187	101,221	104,202	42,886	41,463	-9,151	-7,478

Total assets	1,279,188	1,282,296	961,165	973,546	335,387	325,155	-17,364	-16,405

Shareholders’ equity	46,663	44,528	34,367	33,760	23,475	22,466	-11,179	-11,698
Minority interests	737	748	693	681	62	82	-18	-15
Non-voting equity securities	3,000	3,000					3,000	3,000

Total equity	50,400	48,276	35,060	34,441	23,537	22,548	-8,196	-8,713

Debt securities in issue	139,861	139,790	130,926	131,038	3,436	3,912	5,499	4,840
Insurance and investment contracts	278,833	267,063			278,832	267,063
Customer deposits/other funds on deposit	467,547	458,620	479,363	469,660			-11,816	-11,040
Financial liabilities at fair value through P&L	142,868	152,362	138,864	148,795	4,404	4,128	-400	-561
Liabilities held for sale	64,265	62,767	64,265	61,471		1,296
Other liabilities	135,414	153,418	112,687	128,141	25,178	26,208	-2,451	-931

Total liabilities	1,228,788	1,234,020	926,105	939,105	311,850	302,607	-9,167	-7,692

Total equity and liabilities	1,279,188	1,282,296	961,165	973,546	335,387	325,155	-17,364	-16,405

Capital ratios (end of period)
ING Group debt/equity ratio	12.7%	13.4%
Bank core Tier 1 ratio			9.6%	9.6%
Insurance IGD Solvency ratio[1]					225%	224%

[1]	The calculation of the IGD ratio has been changed in 4Q11 to ensure consistent application throughout the Group; the comparative 3Q11 ratio has been adjusted.

ING Group’s balance sheet was reduced by EUR 3 billion to EUR 1,279 billion in the fourth quarter. Excluding currency effects, the decrease was EUR 25 billion, due to lower trading assets and lower amounts due from banks. The decrease in trading assets, primarily at Financial Markets, was attributable to a decline in reverse repos and derivatives, and lower trading securities resulting from de-risking actions. ING Group’s balance sheet will be reduced further, by EUR 62 billion, following the sale of ING Direct USA which is currently reflected in assets/liabilities held for sale.

Shareholders’ equity rose to EUR 46.7 billion (or EUR 12.33 per share). This was mainly due to the EUR 1.2 billion fourth-quarter profit and positive exchange rate differences.

ING Bank’s core Tier 1 ratio was stable at 9.6% despite a EUR 10 billion increase in risk-weighted assets (RWA) mainly resulting from the implementation of the Capital Requirements Directive III. RWAs were EUR 330 billion at the end of 2011. Core Tier 1 capital rose by EUR 1 billion, primarily driven by retained earnings including the net gain from the divestments of ING Real Estate Investment Management Europe and Asia.

The restated Insurance Groups Directive (IGD) ratio increased slightly to 225% at year-end from 224% at the end of September 2011. Both available capital and required capital increased mainly due to currency effects resulting in a slight increase of the IGD ratio. The change in the capital base also includes a net gain of EUR 1 billion on the sale of ING’s pension, insurance and investment management activities in Latin America as well as a EUR 1.1 billion charge on the US Closed Block VA following an assumption review during the quarter. The calculation of required capital changed in the fourth quarter; previous periods are restated accordingly.

The Group debt/equity ratio decreased to 12.7% at year-end from 13.4% at the end of September. Adjusted equity of ING Group remained unchanged as the impact of higher shareholders’ equity and lower regulatory adjustments were offset by the reduction of EUR 2.7 billion in hybrid securities resulting from the liability management transaction in December 2011. Group core debt decreased from EUR 8.5 billion to EUR 7.9 billion, mainly as a consequence of the same liability management transaction.

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repurchase the remaining outstanding core Tier 1 securities, the Executive Board will not propose to pay a dividend over 2011 at the annual General Meeting in May 2012.

As announced on 13 January 2012, ING intends to resume dividend payments on common shares when all remaining core Tier 1 securities have been repaid to the Dutch State and Basel III requirements have been met.

ING GROUP PRESS RELEASE 4Q2011	7

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING strives to build its banking and insurance businesses on sound business ethics and good corporate citizenship to ensure customer loyalty, employee engagement and satisfactory returns for shareholders. To support this commitment, ING has embedded social, ethical and environmental criteria into its financing and investment policies and business ambitions. ING aims to ensure that its strategic decision-making is always based on financial and non-financial performance objectives.

Meeting customer needs

To meet the growing demand for environmentally and socially responsible investment products, ING Investment Management launched the ‘ING (L) Renta Fund – Euro Credit Sustainable’ in the fourth quarter. This fund invests in euro-denominated debt securities issued by companies that pursue sustainable development policies while applying strict social and environmental principles. Sustainable development is also at the core of ING’s sustainable product offering for equity strategies. In 2011, the ‘ING Duurzaam Aandelen Fonds’ (Sustainable Equity Fund) was the best-performing Dutch sustainable equity fund, beating its benchmark, the MSCI Developed Markets World Index.

ING’s commitment to sustainability and social responsibility includes efforts to continuously improve customer service. An example of this is the reduction of the administrative workload in the Payments & Cash Management (PCM) business, one of ING Commercial Banking’s core products. In 2011, ING PCM launched a project to lighten the administrative burden for both clients and ING staff who handle complex international assignments. In the fourth quarter of 2011, this resulted in significant process improvements: the number of documents required to be sent to clients for large PCM transactions was halved and the number of client signatures required for such transactions fell 50-75%.

Our efforts to provide customers with exemplary service and products gained recognition in several countries across Central Europe. In Poland, for example, our insurance operations won in 2011 for the second year in a row the ‘Friendly Insurance Company’ award from a leading financial publication for providing the best customer service during the term of policy, as well as for the handling and payout of claims. In the Czech Republic, ING’s ‘Smart’ life insurance product was named ‘Best Insurance Product 2011’ by financial advisory service provider Fincentrum.

Contributing to communities

With around 97,000 employees in more than 40 countries, ING wants to make a positive contribution to the communities it is part of. In particular, informing the public how finance works is one of ING’s high priorities. ING aims to empower people of all ages to achieve financial independence and become self-sufficient individuals, in particular by investing in education. ING Chances for Children, a partnership with UNICEF, is the main programme through which ING supports quality educational programmes for children worldwide. In November and December 2011, ING employees volunteered a record 42,757 hours, an increase of nearly 10,000 hours from 2010, to support children in their education as part of the so-called ING Global Challenge.

During the fourth quarter, German retail bank ING-DiBa used social media to engage the public in its community investment activities. Through the ‘DibaDu und Dein Verein’ programme, ING-DiBa sponsored 1,000 non-profit associations with EUR 1,000 each. Interested associations could register on ING-DiBa’s homepage and the public voted on which associations should receive the funding. Over 17.5 million votes were cast for the 19,000 registered associations. The programme enabled ING-DiBa to sponsor a wide range of good causes related to culture, sports and children, while raising its profile beyond its base of seven million customers.

Creating an inclusive corporate culture

ING continuously strives to create the right working environment and strengthen its performance culture. ING promotes diversity and aims to build an inclusive corporate culture in which the differences of its employees are embraced. In recognition of these efforts, ING in the US received for the sixth year in a row a 100% score by the Human Rights Campaign Foundation on its 2012 Corporate Equality Index. The index assesses 850 American companies on their efforts at achieving lesbian, gay, bisexual and transgender equality in the workplace.

Participating in the dialogue on the future of finance

To earn and maintain the trust of customers and other stakeholders, it is important that ING continuously engage its stakeholders and align commercial and business decisions with its societal responsibilities. This is especially relevant in light of the ongoing global debate about the future of the financial industry. In October and November 2011, ING actively participated in a series of plenary debates organised by leading Dutch academics called the ‘Sustainable Finance Lab’. During these sessions, ING executives explained that ING supported measures that will contribute to a more stable financial system, such as higher capital buffers and more sustainable remuneration structures. ING also voiced concerns about the possible compounding of new regulations. Particularly given major societal challenges—for example, those associated with ‘greening’ the energy supply and sustaining the Dutch healthcare system—ING argued that, in restructuring the regulatory framework, regulators need to take into account the role of large financial institutions like ING in meeting the financing and investment needs related to these challenges.

8	ING GROUP PRESS RELEASE 4Q2011

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	4Q2011	4Q2010[2]	4Q2011	4Q2010	4Q2011	4Q2010[2]
Gross premium income	6,463	6,287			6,463	6,287
Interest result Banking operations	3,393	3,529	3,449	3,539
Commission income	870	951	496	563	374	388
Total investment & other income	784	1,225	-242	185	1,008	1,143

Total underlying income	11,510	11,993	3,704	4,288	7,844	7,818

Underwriting expenditure	8,025	7,260			8,025	7,260
Staff expenses	1,767	1,876	1,281	1,375	486	500
Other expenses	1,454	1,454	979	971	476	483
Intangibles amortisation and impairments	120	103	120	103

Operating expenses	3,342	3,433	2,381	2,450	961	983
Interest expenses Insurance operations	162	326			199	438
Addition to loan loss provisions	530	410	530	410
Other	7	10			7	10

Total underlying expenditure	12,065	11,439	2,911	2,860	9,192	8,692

Underlying result before tax	-555	554	793	1,428	-1,348	-873

Taxation	-69	273	192	293	-261	-20
Minority interests	30	30	22	16	8	13

Underlying net result	-516	252	579	1,119	-1,095	-867

Net gains/losses on divestments	1,288	16	265		1,023	16
Net result from divested units	-19	38	-19	44		-6
Net result from discontinued operations	29	50			29	50
Special items after tax	403	-226	428	-154	-25	-72

Net result	1,186	130	1,253	1,009	-68	-878

[1]	Including intercompany eliminations
[2]

The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

ING GROUP PRESS RELEASE 4Q2011	9

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank NV			ING Verzekeringen NV			Holdings/eliminations
in EUR million	31 Dec. 11	30 Sep. 11	31 Dec. 10 pro forma[1]	31 Dec. 11	30 Sep. 11	31 Dec. 10 pro forma[1]	31 Dec. 11	30 Sep. 11	31 Dec. 10 pro forma[1]	31 Dec. 11	30 Sep. 11	31 Dec. 10 pro forma[1]
Assets
Cash and balances with central banks	31,194	25,077	12,661	28,112	22,058	9,205	11,577	9,949	8,549	-8,495	-6,930	-5,093
Amounts due from banks	45,323	55,098	51,478	45,323	55,098	51,477
Financial assets at fair value through P&L	262,722	270,177	263,174	136,089	150,503	137,124	126,873	119,893	127,785	-240	-219	-1,735
Investments	216,503	214,894	212,353	83,802	85,984	89,754	132,700	128,910	122,599
Loans and advances to customers	602,525	597,083	583,135	577,570	573,698	557,387	32,928	32,093	31,014	-7,973	-8,708	-5,266
Reinsurance contracts	5,870	5,807	5,787				5,870	5,807	5,787
Investments in associates	3,234	3,329	3,825	827	886	1,494	2,430	2,460	2,434	-23	-17	-103
Real estate investments	1,670	1,742	1,906	435	501	562	954	960	963	281	281	381
Property and equipment	2,886	2,874	2,962	2,417	2,414	2,478	469	460	484
Intangible assets	3,558	3,728	4,370	1,743	1,790	2,085	1,972	2,095	2,433	-157	-157	-148
Deferred acquisition costs	10,204	10,138	10,489				10,204	10,138	10,489
Assets held for sale	62,483	61,955	61,204	62,483	59,159	57,761		2,796	3,443
Other assets	31,016	30,394	33,660	22,363	21,455	23,745	9,410	9,595	9,678	-757	-656	237

Total assets	1,279,188	1,282,296	1,247,005	961,165	973,546	933,073	335,387	325,155	325,659	-17,364	-16,405	-11,727

Equity
Shareholders’ equity	46,663	44,528	40,904	34,367	33,760	34,451	23,475	22,466	20,159	-11,179	-11,698	-13,706
Minority interests	737	748	729	693	681	617	62	82	112	-18	-15
Non-voting equity securities	3,000	3,000	5,000							3,000	3,000	5,000

Total equity	50,400	48,276	46,633	35,060	34,441	35,069	23,537	22,548	20,271	-8,196	-8,713	-8,707

Liabilities
Subordinated loans	8,858	10,844	10,645	18,408	19,883	21,021	4,367	4,396	4,407	-13,917	-13,435	-14,783
Debt securities in issue	139,861	139,790	135,604	130,926	131,038	125,066	3,436	3,912	3,967	5,499	4,840	6,571
Other borrowed funds	19,684	21,608	22,117				7,307	8,858	8,414	12,377	12,750	13,703
Insurance and investment contracts	278,833	267,063	270,393				278,832	267,063	270,393
Amounts due to banks	72,233	86,803	72,052	72,233	86,803	72,053
Customer deposits and other funds on deposits	467,547	458,620	453,323	479,363	469,660	461,266				-11,816	-11,040	-7,943
Financial liabilities at fair value through P&L	142,868	152,362	138,538	138,864	148,795	136,581	4,404	4,128	3,677	-400	-561	-1,720
Liabilities held for sale	64,265	62,767	61,196	64,265	61,471	59,407		1,296	1,789
Other liabilities	34,639	34,165	36,504	22,045	21,456	22,611	13,504	12,954	12,742	-910	-245	1,151

Total liabilities	1,228,788	1,234,020	1,200,372	926,105	939,105	898,005	311,850	302,607	305,389	-9,167	-7,692	-3,021

Total equity and liabilities	1,279,188	1,282,296	1,247,005	961,165	973,546	933,073	335,387	325,155	325,659	-17,364	-16,405	-11,727

[1]

Adjusted for transfer of ING Direct USA, ING Car Lease and ING Latin America to assets/ liabilities held for sale, and the restating to reflect the change in accounting policy i.e. move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011

ING GROUP PRESS RELEASE 4Q2011	10

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia
in EUR million	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010
Interest result	2,480	2,609	896	987	412	419	940	984	194	179	38	40
Commission income	305	304	124	111	78	84	33	33	54	62	16	15
Investment income	-180	-10	0	0	-7	11	-171	-22	-3	-1	0	2
Other income	-26	14	11	18	29	-12	-91	9	12	-5	14	4

Total underlying income	2,579	2,917	1,031	1,116	512	501	711	1,004	258	235	68	61

Staff and other expenses	1,712	1,737	600	633	361	370	520	499	188	189	43	47
Intangibles amortisation and impairments	25	38	21	24	5	0	-1	13	1	0	0	0
Operating expenses	1,737	1,775	621	657	366	370	519	512	189	189	43	47

Gross result	842	1,142	411	459	145	131	192	492	69	46	26	14

Addition to loan loss provision	369	342	191	161	42	41	103	129	24	7	11	4

Underlying result before tax	473	800	220	298	104	90	89	363	45	39	15	10

Client balances (in EUR billion)
Residential Mortgages	337.4	315.8	141.8	138.2	28.9	25.9	162.2	147.4	4.0	3.6	0.5	0.7
Other Lending	92.1	86.7	41.5	42.3	30.7	27.2	4.1	3.5	11.9	10.6	3.8	3.0
Funds Entrusted	455.7	432.1	106.7	103.7	71.3	68.3	255.4	238.1	18.8	18.6	3.5	3.5
AuM/Mutual Funds	54.4	58.4	15.2	16.7	26.1	27.9	10.9	11.4	1.8	2.1	0.4	0.4

Profitability and efficiency[1]
Cost/income ratio	67.4%	60.9%	60.2%	58.9%	71.6%	73.8%	73.0%	51.0%	73.3%	80.4%	62.4%	77.0%
Return on equity based on 10.0% core Tier 1[2]	8.0%	13.3%	13.4%	16.3%	18.1%	18.8%	3.2%	13.4%	6.2%	4.9%	4.5%	4.2%

Risk[1]
Risk costs in bp of average RWA	82	76	155	124	86	85	52	68	42	12	47	17
Risk-weighted assets (end of period)	179,184	175,684	49,348	49,290	20,049	19,069	78,756	74,233	22,039	23,164	8,992	9,928

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 4Q2011	11

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		GL & PCM		Structured Finance		Leasing & Factoring		Financial Markets		Other Products		Total Commercial Banking excl. RE		ING Real Estate
in EUR million	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010
Interest result	974	970	238	225	278	290	69	68	293	272	-23	1	856	856	118	114
Commission income	197	262	56	56	116	137	4	4	-30	-3	40	65	186	258	11	4
Investment income	-15	-24	-11	9	-1	3	0	0	22	-6	-15	-1	-4	4	-11	-28
Other income	10	83	10	8	-8	-28	11	14	9	17	15	1	37	12	-27	71

Total underlying income	1,166	1,291	294	297	385	402	85	85	294	279	17	67	1,074	1,130	92	161

Staff and other expenses	573	597	143	150	91	90	37	37	199	225	66	54	535	555	39	42
Intangibles amortisation and impairments	56	57	1	0	0	0	0	0	0	0	-1	2	0	2	56	55

Operating expenses	629	654	144	150	91	90	37	37	199	225	65	56	535	557	94	97

Gross result	537	637	150	147	294	312	48	48	95	54	-48	11	539	573	-2	64

Addition to loan loss provision	161	68	47	23	33	5	34	26	-1	-1	-1	0	113	53	48	15

Underlying result before tax	376	569	103	124	261	307	14	23	96	55	-47	11	426	520	-50	49

Client balances (in EUR billion)
Residential Mortgages
Other Lending	137.3	140.4	35.9	35.9	50.5	50.0	14.2	16.7	3.6	3.2	0.0	0.3	104.2	106.1	33.1	34.3
Funds Entrusted	66.4	71.7	33.8	38.0	1.6	3.2	0.0	0.1	30.5	29.8	0.4	0.6	66.4	71.7
AuM/Mutual Funds	0.4	66.2													0.4	66.2

Profitability and efficiency[1]
Underlying cost/income ratio	54.0%	50.7%	48.9%	50.4%	23.6%	22.4%	43.5%	43.2%	67.7%	80.6%	379.7%	83.6%	49.8%	49.3%	102.1%	60.3%
Return on equity based on 10.0% core Tier 1[2]	7.8%	13.4%	8.6%	9.4%	19.9%	24.7%	-7.8%	8.6%	8.8%	11.9%	-13.6%	-8.3%	10.7%	14.1%	-23.2%	6.9%

Risk[1]
Risk costs in bp of average RWA	46	19	49	22	32	5	201	157	-1	-1	-8	1	35	18	162	41
Risk-weighted assets (end of period)	145,190	140,237	38,290	41,216	41,988	41,174	7,017	6,432	42,005	31,319	4,748	5,479	134,048	125,621	11,143	14,616

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 4Q2011	12

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and key figures

	ING Insurance			Benelux		Central & Rest of Europe		United States		US Closed Block VA1		Asia/Pacific		ING IM		Corporate Line
In EUR million	4Q2011	4Q2010		4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010	4Q2011	4Q2010
Investment margin	440	381		144	99	21	21	233	229	14	12	26	22	3	-3
Fees and premium-based revenues	1,103	1,139		132	141	110	130	277	272	11	43	361	327	213	225
Technical margin	171	199		56	93	36	36	16	47	10	-14	54	37	—	—
Income non-modelled life business	20	37		9	10	2	2	0	-0	-0	-0	9	25	0	0

Life & ING IM operating income	1,734	1,755		341	342	168	189	526	548	35	41	449	412	215	222

Administrative expenses	725	762		169	154	83	74	174	214	20	17	117	118	162	183
DAC amortisation and trail commissions	483	489		50	66	51	52	164	162	22	23	195	185	1	1

Life & ING IM expenses	1,208	1,251		218	220	134	126	339	377	42	41	312	302	163	184

Life & ING IM operating result	526	504		122	122	34	63	187	171	-7	1	138	109	53	38

Non-life operating result	39	50		37	44	1	4	—	—	—	—	1	1	—	—
Corporate Line operating result	-88	-157														-88	-157

Operating result	478	397		160	166	35	67	187	171	-7	1	139	110	53	38	-88	-157

Gains/losses and impairments	16	-42		173	65	-127	-5	-50	-102	0	4	25	11	1	1	-5	-15
Revaluations	-282	56		-184	45	-1	—	-65	-3	-2	4	-4	-9	-6	3	-19	16
Market & other impacts	-1,561	-1,285		-247	-150	—	-10	32	-2	-1,360	-1,202	-0	11	—	—	14	67

Underlying result before tax	-1,348	-873		-98	126	-93	52	104	64	-1,368	-1,193	159	123	47	42	-98	-88

Life Insurance - New business figures
Single premiums	2,827	3,254		491	513	233	243	1,974	2,317	—	82	129	100	—	—	—	—
Annual premiums	723	650		48	34	77	70	254	240	—	—	343	306	—	—	—	—
New sales (APE)	1,005	976		97	85	101	94	451	472	—	8	356	316	—	—	—	—

Key figures
Gross premium income	6,463	6,287		1,262	1,201	557	585	2,808	2,801	115	111	1,713	1,582	—	—	8	7
Adm. expenses / operating income (Life & ING IM)	41.8%	43.4%		49.6%	45.0%	49.4%	39.2%	33.1%	39.1%	57.1%	41.5%	26.1%	28.6%	75.3%	82.4%
Life general account assets (end of period, in EUR billion)	175	162		64	61	7	8	70	63	6	6	27	23	1	1	—	—
Investment margin / Life general account asset (in bps)[2]	106	90		108	77	101	99	140	134	53	-20	30	26	37	16
Provision for life insurance & investm. contracts for risk policyholder (end of period)	116,563	120,947	[3]	22,208	22,855	3,401	3,783	36,412	36,294	32,115	35,152	22,427	22,725	—	—	—	—
Net production client balances (in EUR billion)	-2.5	2.8		-1.1	-0.9	0.2	0.5	-0.3	-1.1	-0.6	-0.7	0.6	0.2	-1.3	4.6	—	—
Client balances (end of period, in EUR billion)	397.8	378.3		69.6	69.9	25.0	28.6	99.9	97.1	32.9	35.9	46.8	44.2	123.5	102.6	—	—
Administrative expenses (total)	882	891		271	243	85	76	174	214	20	17	118	119	162	183	51	39

[1]

The result has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011

[2]	Four-quarters rolling average
[3]	4Q2010 includes EUR 139 million for Latin America

ING GROUP PRESS RELEASE 4Q2011	13

ENQUIRIES

Investor enquiries

T: +31 20 541 5460

E: investor.relations@ing.com

Press enquiries

T: +31 20 541 5433

E: media.relations@ing.com

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

Investor conference call, press conference and webcast

Jan Hommen, Patrick Flynn, Wilfred Nagel and Matt Rider will discuss the results in an analyst and investor conference call on 9 February 2012 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9676 (US) and via live audio webcast at www.ing.com.

A press conference will be held on 9 February 2012 at 11:00 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam. Journalists can also join in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 3Q2011 ING Group Interim Accounts. The Financial statements for 2011 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (17) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Notes from the front page table:

[1]

The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[3]	Four-quarter rolling average.
[4]

Annualised underlying net result divided by average IFRS-EU equity (the 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group)

14	ING GROUP PRESS RELEASE 4Q2011